EXHIBIT 2

ANS Investments LLC
▪ 50 Battery Place, Suite 7F, New York, NY 10280 ▪
▪ Tel: (212) 945-2080 ▪ Fax: (508) 629-0074 ▪
▪ Email: jmeer@verizon.net▪

PRESS RELEASE
FOR IMMEDIATE RELEASE

Media Contacts:
Jonah M. Meer
Telephone: (212) 945-2080
Facsimile: (508) 629-0074

Investor Contacts:
Paul Schulman
The Altman Group, Inc.
Telephone: (201) 806-2206
Facsimile: (201) 460-0050

ANS INVESTMENTS DISCLOSES ITS NOMINATION OF
A CANDIDATE FOR THE MAGELLAN PETROLEUM BOARD
Proposes Highly-Qualified and Very Experienced Nominee
Dedicated to Improving Operating Performance,
Enhancing Corporate Governance and Imposing Accountability

NEW YORK, NY September 11, 2008 - ANS Investments LLC today announced that it intends to solicit proxies relating to the 2008 annual meeting of shareholders of Magellan Petroleum Corporation (NasdaqCM: MPET) to elect Jonah M. Meer, the founder and Chief Executive Officer of ANS Investments, to the Magellan Petroleum Board of Directors. ANS Investments believes that the election of its highly-qualified and experienced nominee, an individual with a strong background as a senior executive and director of public companies, will strengthen Magellan Petroleum’s Board by adding an independent director with a shareholder orientation and focus, extensive accounting and financial expertise, and a firm and unwavering commitment to enhancing shareholder value, improving operating performance and enhancing corporate governance. ANS Investments detailed its intention in a written notice that is being delivered to Magellan Petroleum today and which will be made publicly available when it is filed with the Securities and Exchange Commission (SEC).

According to the 2007 annual meeting proxy statement filed with the SEC by Magellan Petroleum, due to the staggered structure of the Magellan Petroleum Board, only one seat on the Board will be up for election this year, the seat currently occupied by Timothy Largay, a partner in Murtha Cullina LLP, a law firm that has served as outside counsel to Magellan Petroleum for more than five years. Mr. Margay has served on the Magellan Petroleum Board since 2001. According to the Magellan Petroleum Annual Report on Form 10-K for the fiscal year ended June 30, 2007, as filed with the SEC, Mr. Largay’s firm was paid fees of $114,415, $170,481 and $144,596, in fiscal years 2007, 2006 and 2005, respectively. In addition to Mr. Largay’s position on the Magellan Petroleum Board of Directors, he also serves as the Assistant Corporate Secretary of Magellan Petroleum. Another partner of Murtha Cullina, Edward B. Whittemore, serves as the Corporate Secretary of Magellan Petroleum.

“Unlike any of the current members of the Magellan Petroleum Board of Directors, including Mr. Largay, or any members of Magellan Petroleum’s senior management team, we are a significant shareholder with a significant amount of our capital invested in the company,” said Mr. Meer. “Accordingly, our interests are aligned with virtually all shareholders. In recent months, we have attempted on a number of occasions to engage the Board’s Chairman in a constructive and thoughtful dialogue concerning a host of issues relating to how best to collaborate and work together to enhance shareholder value, including our thoughts and suggestions on changes in strategy, operations, focus and use of capital that we believe, if implemented, would have the potential to improve shareholder returns. We believe that there are clearly a number of untapped opportunities to improve value at Magellan Petroleum through, among other things, sharper strategic focus, better operational execution and more efficient uses of capital. Through constructive engagement, we had hoped to be a productive catalyst for improving shareholder value. Unfortunately, we have found the current Board of Directors to be unapproachable, unwilling to listen to our ideas and suggestions and unresponsive to our concerns with respect to operating performance, corporate governance and other issues affecting shareholder value. As much as we would have liked to avoid the time and expense of a very costly and distracting proxy contest, various events that have occurred over the past year have convinced us that this proxy contest is not only inevitable but absolutely necessary if the interests of shareholders are to be protected. Among such events are the following:

•
In February of this year, Magellan Petroleum agreed to settle its tax dispute with the Australian tax authorities relating to an audit that found that a subsidiary of Magellan Petroleum had claimed certain tax deductions that it was not entitled to. That settlement resulted in a payment to the Australian tax authorities of (Aus) $14.6 million (U.S. $13.1 million) and, consequently, caused the company to report a loss in its Quarterly Report for the three months ended March 31, 2008. Rather than take responsibility and hold someone in management accountable for taking these now disallowed deductions, the company attributes the tax dispute to aggressive actions taken by the Australian tax authorities and attempts to “sell the settlement” as necessary to avoid “a protracted and costly legal battle” with the Australian tax authorities.

•
Earlier this month, Magellan Petroleum publicly announced that shareholders can no longer rely on the financial information in the company’s three most recent quarterly financial reports filed with the SEC due to certain miscalculations that caused certain expenses to be understated.

•
According to Magellan Petroleum’s Quarterly Report for the three months ended March 31, 2008, as filed with the SEC, there has been a significant increase in the company’s operating expenses during the nine month period ended March 31, 2008, including auditing, accounting and legal expenses which have been allowed to increase 77% and other administrative expenses which have increased 40%, in each case when compared to the nine month period ended March 31, 2007.

•	Since reaching its 52-week high on May 21, 2008 of $2.05, the price of Magellan Petroleum’s stock has subsequently tumbled approximately 41%.

Notwithstanding, the numerous provisions in the Bylaws of Magellan Petroleum that have the effect of insulating the current members of the Magellan Petroleum Board, including a staggered board structure that prevents all the directors from standing for election each year, the time has come to make the Magellan Board and its management accountable to shareholders.”

The Nominee - Jonah M. Meer

In nominating Mr. Meer, ANS Investments believes that it has proposed a highly-qualified and very experienced individual with a strong background as a senior executive and director of public companies who is fully committed to driving shareholder value, improving corporate governance and holding management accountable. Mr. Meer is currently a private investor and entrepreneur involved in various businesses and enterprises. He is the founder and Chief Executive Officer of ANS Investments.

Over the past thirty years, Mr. Meer has been employed as a senior executive and member of the Board of Directors of a number of publicly-traded companies. He has been a senior executive in Wall Street securities firms for more than twenty years having served as the Chief Financial Officer, Chief Operating Officer and a Principal at Oscar Gruss & Son Incorporated from 1983-1996 where he was responsible for all operations of the securities trading firm. He has also served as a Senior Vice President of the international investment firm Oppenheimer & Co. Mr. Meer currently serves as the Chief Executive Officer of jBroker Global Inc, a New York based company that operates an electronic trading center which facilitates cross-border securities trading among major investment firms, multinational banks and financial institutions. Mr. Meer is also the founder and Chief Executive Officer of Planet Brokerage LLC, a FINRA member firm engaged in securities brokerage transactions.

Mr. Meer was appointed by the United States Bankruptcy Court for the Southern District of New York and the Committee of Creditors and Equity Holders as the Trustee of the Actrade Liquidating Trust, successor to the formerly publicly traded companies Actrade Capital, Inc. and Actrade Financial Technologies, Ltd. In such capacity, Mr. Meer is currently responsible for winding down the affairs of the Actrade Group in the United States and other countries and distributing the assets to the involved creditors and shareholders.

In May 2004, Mr. Meer was appointed the Chairman of the Audit Committee of Vie Financial Group, a publicly-traded electronic trading broker dealer serving institutional investors and broker-dealers. He also served as the Audit Committee’s Financial Expert (as defined in the General Rules and Regulations under the Exchange Act). He served on the Vie Financial Group Audit Committee until September 2005 when the Vie Financial Group was sold to the institutional securities firm Piper Jaffray Cos.

From 1997 to 2004, Mr. Meer held various senior executive positions, including Chairman of the Board, President and Chief Executive Officer, Chief Operating Officer and Chief Financial Officer of Continental Information Systems Corporation, a publicly-traded specialized financial services company that was engaged in the leasing, sales and management of commercial aircraft and engines, among other assets, and was also engaged in other financing activities, including commercial real estate financing. Mr. Meer has also managed various publicly-traded aircraft leasing partnerships controlled by Lehman Brothers Inc.

Mr. Meer began his career as a tax accountant and attorney, and is admitted to the practice of law in the State of New York. Mr. Meer received his Masters of Laws degree in taxation from the New York University School of Law, and also holds a Juris Doctor degree and a Bachelor of Science degree in accounting.

Proposal to Require That All Directors be Elected Annually

In addition to the election of its nominee, ANS Investments will also be soliciting proxies in support of a shareholder proposal urging the Magellan Petroleum Board to take action to require that all of its members stand for election annually. ANS Investments believes the classified structure of the Magellan Board is not in shareholders’ best interests because it reduces accountability to shareholders. The annual election of directors would give the Magellan Petroleum shareholders the ability to completely replace the board each year and, accordingly, the opportunity, on an annual basis, to register their views on the performance of the board collectively and on each director individually.

ANS Investments will also be soliciting proxies in support of a shareholder proposal intended to prevent the current Magellan Petroleum Board members from seeking to entrench themselves and frustrate the will of the shareholders by, among other things, creating obstacles to providing Magellan Petroleum shareholders with the choice and opportunity to vote for ANS Investments’ nominee and its other proposals.

ANS Investments also announced today that, in connection with its intended solicitation of proxies to be used at the 2008 annual meeting of shareholders, it has retained the law firm of Blank Rome LLP as its legal advisor and The Altman Group, Inc. as its proxy solicitor.

IMPORTANT INFORMATION

ANS Investments intends to make a preliminary filing with the Securities and Exchange Commission of a proxy statement and an accompanying proxy card to be used to solicit proxies in connection with Magellan Petroleum’s 2008 annual meeting of shareholders. Shareholders are advised to read the proxy statement and other documents related to the solicitation of proxies from the shareholders of Magellan Petroleum for use at the 2008 annual meeting when they become available because they will contain important information, including information relating to the participants in such proxy solicitation. When completed, a definitive proxy statement and a form of proxy will be mailed to Magellan Petroleum’s shareholders and will be available, along with other relevant documents, at no charge, at the Securities and Exchange Commission's website at http://www.sec.gov.